FORM 3

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940



                            (Print or Type Responses)



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1.    Name and Address of Reporting Person
                            Arch Mineral Corporation
      ==========================================================================
       (Last)                          (First)                         (Middle)

                                  CityPlace One
                                    (Street)

       St. Louis                       Missouri                      63141-7056
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       (City)                          (State)                          (Zip)


2.    Date of Event Requiring Statement (Month/Day/Year)

                                          4/4/97
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3.    IRS or Social Security Number of Reporting Person (Voluntary)

                                        43-0921172
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4.    Issuer Name and Ticker or Trading Symbol

                            Ashland Coal, Inc. (ACI)
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5.    Relationship of Reporting Person to Issuer (Check all applicable)

       [     ]  Director                   [ X   ]  10% Owner
       [     ]  Officer (give title below) [     ]  Other (specify below)

       =========================================================================

6.    If Amendment, Date of Original  (Month/Day/Year)

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7.   Individual or Joint/Group Filing (Check applicable line)

      [ X  ]  Form filed by One Reporting Person

      [    ]  Form filed by More than One Reporting Person
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                               (Page 1 of 3 Pages)

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FORM 3 (continued)

                  Table I - Non-Derivative Securities Beneficially Owned
================================================================================
 1.  Title of Security   2.  Amount of         3.  Ownership       4. Nature of
     (Instr. 4)              Securities            Form:  Direct      Indirect
                             Beneficially          (D) or             Beneficial
                             Owned (Instr. 4)      Indirect (I)       Ownership
                                                   (Instr. 5)         (Instr. 5)
================================================================================
No securities
beneficially owned*
================================================================================


================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


           Table II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================
 1. Title of Derivative         2.  Date Exercisable and Expiration Date
     Security (Instr. 4)                       (Month/Day/Year)
                                    ============================================
                                      Date Exercisable      Expiration Date
================================================================================
No securities
beneficially owned*
================================================================================


================================================================================
 3. Title and Amount of    4.  Conversion    5.  Ownership     6.  Nature of
    Securities Underlying      or Exercise       Form of           Indirect
    Derivative Security        Price of          Derivative        Beneficial
    (Instr. 4)                 Derivative        Security:         Ownership
                               Security          Direct (D)        (Instr. 5)
=========================                        or Indirect
    Title   Amount or                            (I)
            Number of                            (Instr. 5)
             Shares
================================================================================


================================================================================

Explanation of Responses:

* This Form 3 is being filed because the Reporting Person has entered into a Voting Agreement dated as of April 4, 1997 pursuant to which a certain stockholder of the Issuer whose aggregate beneficial ownership of the Issuer's Common Stock and Class B Preferred Stock exceeds 10% has agreed to vote its respective shares in favor of a pending combination between the Reporting Person and the Issuer. As a result of such Voting Agreement, the Reporting Person may be deemed to have shared beneficial ownership of such shares of the Issuer's Common Stock and Class B Preferred Stock for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Reporting Person disclaims beneficial ownership of any equity securities of the Issuer, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of any such equity securities for the purposes of Section 16 of the Exchange Act.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


                              (Page 2 of 3 Pages)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



 /s/ Jeffry N. Quinn                                    April 14, 1997
===============================================         ========================
Signature of Reporting Person                           Date

Jeffry N. Quinn,
Senior Vice President, Secretary and
General Counsel


                              (Page 3 of 3 Pages)